ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 13, 2020	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

State Street Institutional Investment Trust (the “Trust” or the “Registrant”) (Registration Nos. 333-30810 and 811-09819) Amendment Number 264 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on October 10, 2019, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Target Retirement 2065 Fund (the “Fund”), a series of the Trust, that Mr. David Orlic of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on November 21, 2019. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Fund currently intends to make a filing under Rule 485(b) of the 1933 Act on or about February 19, 2020 containing its Prospectus and SAI that will be become automatically effective on or about February 20, 2020.

Prospectus Comments

1.	Please revise the expense example lead in to say, “…and then sell or hold all of your Fund Shares…” since there is no redemption fee or sales charge.

Response: The requested change will be made.

2.	With respect to the “glide path” chart in the “Principal Investment Strategies” section of the Prospectus:

a.	Please specify the Fund’s anticipated asset mix in percentages as of the target date.

Response: The Fund respectfully observes that the “glide path” chart included in the summary section of the Prospectus shows in graphic form the asset mix as of the Fund’s target date. In addition, the Fund’s long form strategy disclosure includes a table on page 12 of the Prospectus showing the asset mix in percentage terms for each of the other target retirement mutual funds in the Trust. The table on page 12 allows an investor to see the expected asset mix for the Fund in five-year increments (including as of the Fund’s target retirement date) by reference to the current asset mix of each of these other target retirement funds. The Trust intends to make an annual updating amendment to its registration statement at the end of April, 2020, at which time it intends to add the Fund to a combined prospectus including the other target retirement funds in the Trust. The Trust will consider making changes in response to this comment in connection with this annual update filing so that, if any changes are made, they can be made consistently across this suite of target retirement funds.

b.

In addition, if true, please add disclosure clarifying that the asset mix will progressively reduce equity exposure and become more conservative until a specified date, at which it will become fixed at specified percentages. Please also specify the applicable percentages.

Response: The Fund respectfully observes that the summary Principal Investment Strategy includes the following statements:

[A] Fund with a target retirement date far into the future will typically invest a greater portion of its assets in asset classes with higher risk profiles and the potential for higher returns. As the target date for a Fund approaches, the Adviser will adjust the asset allocation and risk profile of the Fund – its glide path – to what is generally seen to be a more conservative approach to reduce (but not to eliminate) risk by increasing the allocation to asset classes that have historically been subject to lower levels of volatility. … The glide path depicted in the chart below shows how the Fund’s strategic target allocations among asset classes are expected generally to place more emphasis on fixed income investments and less on equity investments as the target retirement date approaches.

The Fund believes that this disclosure, coupled with the glide path chart itself, provides investors with sufficient information regarding how the fund’s asset mix is expected to change over time.

3.

We note the second sentence of the final paragraph of the “Principal Investment Strategies” section of the Prospectus states: “The Adviser periodically reviews the Fund’s target asset allocations and may, at any time, in its discretion, change the target asset allocations or deviate from the target asset allocations.” Please disclose the circumstances under which the Adviser may change or deviate from the target asset allocations, and specify any limits to such adjustments.

Response: In response to this comment, the Fund has revised the disclosure in question as follows:

The Adviser periodically reviews the Fund’s target asset allocations and may, at any time, in its discretion, change the target asset allocations or deviate from the target asset allocations when it believes doing so is appropriate to pursue the Fund’s investment objective.

The Fund respectfully declines to specify any limit to potential adjustments to the Fund’s target allocations in the Prospectus. If the Fund’s target allocations were to change significantly, such that its existing prospectus disclosure became materially inaccurate or misleading, the Fund would amend or supplement its Prospectus as appropriate to reflect such changes.

4.

In the “Principal Risks of Investing in the Fund” section of the Prospectus, we note that the risks are presented in alphabetical order. Please re-order the risks so that the most significant risks to the Fund are presented most prominently. See “ADI 2019-08 – Improving Principal Risks Disclosure.”

Response: The Fund has changed the order of its principal risks as shown on Appendix A hereto (risk headings only).

5.

We note that “Indexing Strategy/Index Tracking Risk” in the “Principal Risks” section of the Prospectus states that “[t]he Fund is managed with an indexing investment strategy,” and discusses how the Fund’s indexing investment strategy, which attempts to track the performance of an index, differs from that of an actively-managed Fund. Please revise this risk to clarify that certain Underlying Funds may utilize an index-tracking strategy and are therefore subject to such risks (rather than the Fund being managed with an indexed investment strategy).

Response: The Fund respectfully declines to make any changes in response to this comment. The Fund observes that the introductory language to the Principal Risks section of the Prospectus states:

Except as otherwise stated, references in this section to “the Fund” or “a Fund” may relate to the Fund, one or more Underlying Funds, or both. The risks described below may arise out of the Fund’s direct investments or the Fund’s investments in one or more of the Underlying Funds. All or a portion of the Underlying Funds are managed pursuant to a passive investment strategy, while the Fund is managed pursuant to an active investment strategy.

The Fund believes that this disclosure provides sufficient context for the inclusion of Indexing Strategy/Index Tracking Risk among the principal risks of the Fund.

6.	Please consider adding disclosure regarding the recent events relating to Brexit under the heading “Principal Risks – Non-U.S. Securities Risk.”

Response: The Fund has revised Market Disruption and Geopolitical Risk under “Additional Information About Risks” to add the following disclosure:

At a referendum in June 2016, the United Kingdom (the “U.K.”) voted to leave the European Union (“E.U.”) thereby initiating the British exit from the E.U. (commonly known as “Brexit”). In March 2017, the U.K. formally notified the European Council of the U.K.’s intention to withdraw from the EU pursuant to Article 50 of the Treaty on European Union. This formal notification began a multi-year period of negotiations regarding the terms of the U.K.’s exit from the E.U., which formally occurred on January 31, 2020. A transition period will take place following the U.K.’s exit where the U.K. will remain subject to E.U. rules but will have no role in the E.U. law-making process. During this transition period, U.K. and E.U. representatives will be negotiating the precise terms of their future relationship. There is still considerable uncertainty relating to the potential consequences associated with the exit, how the negotiations for the withdrawal and new trade agreements will be conducted, and whether the U.K.’s exit will increase the likelihood of other countries also departing the E.U. Brexit may have a significant impact on the U.K., Europe, and global economies, which may result in increased volatility and illiquidity, new legal and regulatory uncertainties and potentially lower economic growth for these economies that could potentially have an adverse effect on the value of the Fund’s investments.

7.	Please supplementally identify the broad based securities index that the Fund intends to utilize.

Response: The Fund intends to utilize the S&P 500 Index as its primary broad based securities market index.

8.

In the “Additional Information about Investment Objectives, Principal Strategies, and Risks – Principal Investment Strategies” section of the Prospectus, we note that there is a table listing the Underlying Funds and the approximate allocations among assets. Since the Adviser has the ability to change these allocations in its discretion, please supplementally explain why the Fund believes this table complies with Item 9 of Form N-1A, or revise this section of the Prospectus.

Response: Item 9(b) of Form N-1A requires the Fund to disclose how it intends to achieve its investment objective, including by discussing the particular type or types of securities in which the Fund principally invests. Given that the Fund operates in a “fund-of-funds” structure, the Fund believes that disclosure of its current allocations to each of the Underlying Funds is useful disclosure that should “help investors to make informed decisions about whether to purchase the Fund’s shares” (General Instruction C.2(a) to Form N-1A). The Fund does not believe that Item 9 of Form N-1A should be read to prohibit disclosure of important aspects of a Fund’s investment strategy simply because implementation of those aspects of the strategy may change in the future.

9.

We note that the third sentence of the “Securities Lending Risk” states that the Fund “will receive cash or other obligations as may be permitted under the Fund’s securities lending program as collateral.” Please revise this statement to indicate that the Fund will only receive collateral permitted under applicable SEC and Staff guidance (which includes cash, cash instruments issued or guaranteed by the U.S. Government or its agencies, and irrevocable bank standby letters of credit that are not issued by the Fund’s bank lending agent).

Response: The Fund respectfully declines to make any changes in response to this comment. The Fund participates in a securities lending program in accordance with an exemptive order issued by the SEC and believes that compliance with that order constitutes compliance with “applicable SEC and Staff guidance.”

SAI Comments

10.

Each of Fundamental Investment Restrictions 1-6 includes the language “to the extent consistent with applicable law from time to time.” Please describe the extent to which the Fund may invest in each of those areas, as provided under the law.

Response: The Fund respectfully declines to make any change in response to this comment. Subject to its investment objective and strategy described in the Prospectus, the Fund reserves the right to engage in the activities described in Fundamental Investment Restrictions 1-6 to the fullest extent permitted under applicable law, and thus, further description of the extent of the Fund’s ability to engage in such activities would amount to a recitation of applicable law. The Fund does not believe that including such a recitation in the Registration Statement would be appropriate. The Registration Statement is intended to be read by the investing public, and we believe that, in this instance, references to “applicable law,” rather than detailed descriptions of specific laws, rules, regulations, orders or interpretations, serve to “promote effective communication between the Fund and prospective investors” (General Instruction C.1(a) to Form N-1A).

11.

Fundamental Investment Restriction 6 states “For purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries.” Please note that the Staff has taken the position that a fund may not disregard the investments of affiliated and unaffiliated underlying investment companies when determining compliance its concentration policy. Please add narrative disclosure indicating that the Fund will consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Fund respectfully declines to make the requested change. The Trust is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry.

12.

The final paragraph under Fundamental Investment Restrictions states, “For purposes of the above investment limitation number 6, in the case of a tax-exempt bond issued by a non-governmental user, where the tax-exempt bond is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer.”

a.	Please revise the phrase “backed only by” to “backed principally by.”

Response: The Fund believes that the referenced restriction is consistent with Investment Company Act Release No. 9785 (“Release 9785”). Release 9785 states that “the statement of policy required by Section 8(b)(1)(E) of the 1940 Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” In addition, Release 9785, in discussing diversification, states that “[t]he identification of the issuer for purposes of Section 5(b)(1) depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the sub-division, such subdivision would be deemed to be the sole issuer for purposes of Section 5(b)(1). Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer for purposes of Section 5(b)(1).” Therefore, the Fund does not intend to make any changes in response to this comment.

b.	Please revise to state that the Fund will consider the applicable investments to be investments in the issuer’s industry when determining compliance with the Fund’s concentration policy.

Response: The Fund respectfully declines to make the requested change. The Fund believes that this result clearly follows from the Fund’s existing disclosure and that additional disclosure on this point would not enhance investor understanding.

Part C Comments

13.	Please file a legal opinion and consent of counsel relating to the issuance of shares of the Fund under Item 28(i) of Form N-1A, as the Fund is a new series of the Trust.

Response: A legal opinion and consent of counsel will be filed in a subsequent filing made pursuant to Rule 485(b) under the 1933 Act prior to, or at the time of, the Fund’s Registration Statement becoming effective.

14.	To the extent that “form of” agreements have been filed, please file the actual agreements.

Response: The Fund will endeavor to file actual agreements instead of “form of” agreements wherever reasonably practicable.

*            *             *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann

Appendix A

Asset Allocation Risk

Risk of Investment in Other Pools

Target Date Assumptions Risk

Longevity Risk

Below Investment-Grade Securities Risk

Commodities Risk

Counterparty Risk

Currency Risk

Debt Securities Risk

Depositary Receipts Risk

Derivatives Risk

Emerging Markets Risk

Equity Investing Risk

Geographic Focus Risk

Income Risk

Indexing Strategy/Index Tracking Risk

Inflation Risk

Inflation-Indexed Securities Risk

IPO Risk

Large-Capitalization Securities Risk

Large Shareholder Risk

Liquidity Risk

Management Risk

Market Risk

Modeling Risk

Mortgage-Related and Other Asset-Backed Securities Risk

Non-U.S. Securities Risk

Real Estate Sector Risk

REIT Risk:

Restricted Securities Risk

Small-, Mid- and Micro-Capitalization Securities Risk

Unconstrained Sector Risk

U.S. Government Securities Risk

U.S. Treasury Obligations Risk

Valuation Risk

When-Issued, TBA and Delayed Delivery Securities Risk